Exhibit 99.1

July 10, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS
SECOND QUARTER 2014 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced second quarter ("Q2") production results at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia, and provided an update on its exploration and development activities.

Second Quarter 2014 Operations Highlights (Compared to Second Quarter 2013)

•	Ore processed increased 20% to a record 80,964 tonnes;

•	Metal production rose 6% to 718,794 silver equivalent ounces (“Ag eq oz”);

•	Silver production was up 6% to 420,001 silver ounces (“Ag oz”);

•	Gold production decreased 6% to 3,773 gold ounces (“Au oz”); and

•	San Ignacio started commercial production in June.

Great Panther delivered continued growth in metal production during the second quarter of 2014.  Production in terms of Ag eq oz increased 6% compared to the second quarter of 2013 and showed an 8% increase over the first quarter of 2014.  This was primarily due to increased mill throughput at both mines combined with better silver grades from the Guanajuato Mine Complex over the first quarter as operations fully resumed after the disruptions in the first quarter.  At Guanajuato, the start of commercial production at San Ignacio in June and the provision of pre-production development ore contributed to the increased throughput and metal production.

“We saw a steady improvement at Guanajuato through the quarter and were very pleased to initiate commercial production on schedule at San Ignacio, a new satellite operation of Guanajuato”, stated Robert Archer, President and CEO.  “We anticipate that production growth will continue, especially as we ramp up production at San Ignacio.”

Consolidated Q2 Operations Summary	Q2 2014	Q2 2013	Change	Q2 2014	Q1 2014	Change
Ore processed (tonnes milled)	80,964	67,569	20%	80,964	72,631	11%
Silver equivalent ounce production 1	718,794	680,212	6%	718,794	667,349	8%
Silver ounce production	420,001	396,730	6%	420,001	370,668	13%
Gold ounce production	3,773	3,994	(6)%	3,773	3,666	3%
Lead production (tonnes)	302	243	24%	302	308	(2)%
Zinc production (tonnes)	395	411	(4)%	395	431	(8)%
Total underground development (m)	5,112	4,044	26%	5,112	3,878	32%
Underground diamond drilling (m)	2,788	6,907	(60)%	2,788	4,172	(33)%

Guanajuato Mine Complex

Ore processed at Guanajuato increased 20% and 15%, to a record 63,646 tonnes, compared to the same period in 2013 and the first quarter of 2014, respectively.  This resulted in a 1% and 15% increase in metal production for the comparative period last year and the first quarter of 2014, respectively.  Metal production for the second quarter of 2014 included 251,687 Ag oz and 3,648 Au oz, or 470,589 Ag eq oz at grades of 139 grams per tonne (“g/t”) Ag and 1.99g/t Au.

Guanajuato Q2 Operations Summary	Q2 2014	Q2 2013	Change	Q2 2014	Q1 2014	Change
Ore processed (tonnes milled)	63,646	52,917	20%	63,646	55,280	15%
Silver equivalent ounce production 1	470,589	466,925	1%	470,589	408,942	15%
Silver ounce production	251,687	236,454	6%	251,687	199,059	26%
Gold ounce production	3,648	3,841	(5)%	3,648	3,498	4%
Ag grade (g/t)	139	159	(13)%	139	128	9%
Au grade (g/t)	1.99	2.47	(19)%	1.99	2.19	(9)%
Ag recovery (%)	88.4%	87.2%	1%	88.4%	87.3%	1%
Au recovery (%)	89.4%	91.5%	(2)%	89.4%	90.1%	(1)%
Total underground development (m)	2,403	1,790	34%	2,403	1,891	27%
Underground diamond drilling (m)	2,392	6,426	(63)%	2,392	3,532	(32)%

Ore processed at Guanajuato came primarily from the Cata mine followed by the Santa Margarita, Los Pozos and Guanajuatito mines.  Production growth from the Cata mine was achieved through synchronized exploitation of the hanging wall veins (Alto 1, 2 & 4), Contact vein, and the main Veta Madre vein from the upper 390 metre level to the 540 metre level.  The gradual increase of mill feed from San Ignacio also contributed to overall production volumes, accounting for a total of 12,880 tonnes in the second quarter.

Both silver and gold grades decreased over the corresponding period in 2013, however, silver grades improved 9% over the first quarter of 2014.  Gold grades were slightly below those of the previous quarter as work at the gold-rich Santa Margarita mine focused on the development of new production levels.

1 Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Guanajuato operation, including production from the San Ignacio mine.

The plant delivered metal recoveries of 88.4% for silver and 89.4% for gold.  Silver recoveries improved slightly compared to the same quarter last year and the first quarter of this year due to modifications in the flotation circuit, however, gold recoveries declined due to the processing of lower gold grade ore.

The second quarter of 2014 saw less exploration drilling at Guanajuato compared to both the same period in 2013 and the previous quarter due to a greater focus on the preparation of underground infrastructure for future drilling.  The majority of the diamond drilling during the quarter was undertaken at the Cata mine, exploring the hanging wall veins system (Altos) from the 490 to the 540 metre level.  In addition, extension and infill drilling was conducted at the upper levels of Santa Margarita between the 345 and 275 metre levels.  This provided encouraging intersections of the Veta Madre and Santa Margarita veins, including two intermediate mineralized structures.  The drilling program for the second half of 2014 is composed of infill and extension drilling primarily at the deep Cata and Santa Margarita mines.

Underground development at Guanajuato was up 34% and 27% compared to the same period in 2013 and the first quarter of 2014, respectively.  Encouraging drill intercepts were revealed in the primary Veta Madre vein at the 540 metre level of the Cata mine.  Further development was conducted to explore and define the continuity of the Alto 4 and Alto 2 veins at the 465 metre and 490 metre level, respectively.  The Guanajuatito mine access ramp reached the 285 metre level and the vein was successfully intersected by crosscutting leading to the initiation of mining on this level subsequent to the end of the quarter.

San Ignacio Mine

As noted, San Ignacio commenced commercial production in June and contributed 12,880 tonnes of mill feed for the second quarter.  This represented a 60% increase compared to the first quarter of 2014 during which development ore only was processed.  Metal production from San Ignacio was 87,705 Ag eq oz, which included 35,294 Ag oz and 873 Au oz, or 87,705 Ag eq oz at ore grades of 104g/t Ag and 2.55g/t Au.  The gradual increase of pre-production mill feed followed by the commencement of stope production contributed to the Company’s overall production and is included under the Guanajuato Mine Complex.  The mine is currently operating at a run rate of approximately 200 tonnes per day and will increase gradually as new stopes are brought into production.

Early in the second quarter, pre-production operations at San Ignacio focused primarily on the 2300 metre level (above mean sea level), developing access drifts and preparing stopes on the Intermediate vein and, to a lesser degree, on the Melladito vein.  Exploration cross-cuts revealed well mineralized vein material that was subsequently mined.  Stoping commenced later in the quarter on the 2300, 2320 and 2317 metre levels.  The mine ventilation system was upgraded with a ventilation raise connecting the 2317 metre level to the surface.

The ramp has reached the 2280 metre level where the Company is developing a new production level and stopes on both the Intermediate and Melladito veins.  The access ramp is anticipated to reach the 2250 metre level by the end of the third quarter.

Ancillary surface infrastructure at San Ignacio was further improved by the completion of the mechanical services workshop.  This is expected to reduce equipment maintenance times and increase mechanical availabilities.  The mine portal patio was expanded to facilitate the transition of personnel and equipment in and out of the mine and an additional air compressor was installed to support the existing line.

Topia Mine

Ore processed at Topia increased 18% to 17,319 tonnes when compared to the corresponding quarter in 2013, and remained steady when compared to the first quarter of 2014.  Total metal production increased 16% over the same quarter in 2013 but decreased slightly over the first quarter of this year.  Metal production for the second quarter included 168,314 Ag oz, 125 Au oz, 302 lead (“Pb”) tonnes and 395 zinc (“Zn”) tonnes, or 248,205 Ag eq oz.  Ore grades were 336g/t Ag, 0.40g/t Au, 1.84% Pb and 2.49% Zn.  Silver grades were down somewhat from the same quarter the previous year but only slightly down from the first quarter of this year.

Topia Q2 Operations Summary	Q2 2014	Q2 2013	Change	Q2 2014	Q1 2014	Change
Ore processed (tonnes milled)	17,319	14,652	18%	17,319	17,351	0%
Silver equivalent ounce production 1	248,205	213,287	16%	248,205	258,407	(4)%
Silver ounce production	168,314	160,276	5%	168,314	171,609	(2)%
Gold ounce production	125	153	(18)%	125	168	(25)%
Lead production (tonnes)	302	243	24%	302	308	(2)%
Zinc production (tonnes)	395	411	(4)%	395	431	(8)%
Ag grade (g/t)	336	376	(10)%	336	344	(2)%
Au grade (g/t)	0.40	0.57	(30)%	0.40	0.56	(28)%
Ag recovery (%)	89.8%	90.6%	(1)%	89.8%	89.4%	1%
Au recovery (%)	56.1%	57.0%	(2)%	56.1%	53.8%	4%
Total underground development (m)	2,708	2,254	20%	2,708	1,987	36%
Underground diamond drilling (m)	396	481	(18)%	396	641	(38)%

Ore processed at Topia came primarily from the Argentina, Durangueno and 15-22 mines, which accounted for approximately 50% of throughput.  The lower ore grades for the second quarter can be attributed to higher dilution and mining from zones under development.  The reduction of dilution is an ongoing priority in order to increase ore grades at Topia. Furthermore, each mine is continually assessed as to its individual economic viability and, at the end of June, the Oliva Mine was shut down.  Men and equipment have redeployed elsewhere so as to have no impact on production.

Metal recoveries were down slightly when compared to the same quarter in 2013, at 89.8% for silver, 56.1% for gold, 94.7% for lead and 91.6% for zinc.  However, these recoveries were an improvement over the first quarter of this year due to process optimization measures implemented earlier this year on the crushing and flotation circuits of the plant.

As anticipated, exploration development at the Durangueno and San Gregorio mines intersected the Rosario vein and development was carried out to prepare sublevels, raises and stopes for production.

1 Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Topia operation.

Underground development was up 20% and 36%, to 2,708 metres, compared to the same period in 2013 and the first quarter of 2014, respectively, as a result of a new development program focused on extending access ramps and drifts to new mineralized zones.

El Horcon

At this time, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  This project has the potential to be another satellite mine to the Company’s Guanajuato operation, leveraging excess capacity at its Cata processing plant.

Outlook

The Company is maintaining its 10% production growth guidance for 2014 and cash costs are expected to improve as we progress throughout the year.  However, due to the focus on San Ignacio development and efforts to normalize operations at Guanajuato from the disruptions in the first quarter, we are reviewing our cost guidance and will provide a further update with the Q2 earnings release.

2014 Production and Cash Cost Guidance	2013 Actual	2014 Guidance Range
Total Silver Equivalent Ounces	2,840,844	3,100,000 - 3,200,000
Consolidated cash costs per silver payable ounce (US) 1	$13.45	$11.00 – $ 12.00
Consolidated All-in sustaining costs per silver payable ounce (US) 1	N/A	$17.50 – $ 19.50
Consolidated All-in costs per silver payable ounce (US) 1	N/A	$20.00 – $ 21.00

With silver and gold prices remaining at relatively low levels, management will continue to look for ways to reduce costs and improve operational efficiencies and grade control.  However, both Guanajuato and Topia have complex geology and the measures taken to mitigate grade variability cannot serve to completely eliminate this factor.

Exploration drilling at Guanajuato will focus on upgrading mineral resource estimates at Valenciana, Cata, San Cayetano, Guanajuatito and Los Pozos before the end of the year.

Exploration drilling at San Ignacio will focus on expanding and upgrading the mineral resource at the Intermediate, Melladito and Nombre de Dios zones in areas adjacent to the ramp development in the third quarter.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Mariana Fregonese
President & CEO	Director Corporate Communications and Sustainability
1-888-355-1766	1-888-355-1766

1 "Cash cost per silver ounce", “All-in sustaining cost per silver ounce” and “All-in cost per silver ounce” are non-IFRS measures. Refer to the "Non-IFRS measures" section of the Company's MD&A for a complete definition.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange and on the NYSE MKT trading under the symbols GPR and GPL, respectively.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia, Durango and has commenced production at a third mine, San Ignacio, that is a satellite operation to the main Guanajuato Mine Complex.  Great Panther has two exploration projects, El Horcon and Santa Rosa and continues to pursue additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.